SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

Press Release
December 17, 2004

E.ON to invest €18.7 billion over next three years

Board members’ compensation to be disclosed individually

The E.ON Group plans to invest a total of approximately €18.7 billion over the next three years. The E.ON Supervisory Board approved the 2005-2007 investment plan at its meeting yesterday. At just under €12.6 billion, the majority of capital expenditure will be on property, plant, and equipment. Key investment areas include modernizing and maintaining power and gas networks and building environmentally friendly power generating facilities. The E.ON Group will invest a total of more than €1 billion in renewable energies. Investments in financial assets of roughly €6.1 billion will go primarily toward increasing E.ON’s interests in existing shareholdings in its target markets and toward enlarging its shareholdings in natural gas production in order to further enhance security of supply.

Focus on efficient power plants and security of supply

The CENTRAL EUROPE market unit, which is managed by E.ON Energie and operates an integrated electricity business and a gas distribution business, plans to invest €6.8 billion during the planning period, of which €5.9 billion is earmarked for property, plant, and equipment. The investment focus is on power generation and the expansion of the company’s transmission and delivery network in order to continue to maintain a high level of supply security. Projects include the construction of a new coal-fired power plant and a new gas-fired power plant. Investments in financial assets of roughly €0.9 billion will go mainly toward increasing equity interests in existing shareholdings in Central and Eastern Europe. The largest single investment will be the acquisition of a majority interest in ZSE if the Slovakian government exercises its put option. The investment plan also includes the acquisition of majority interests in two electric distribution companies in Bulgaria and the purchase of additional shares to obtain majority stakes in two gas distribution companies in Hungary.

The PAN-EUROPEAN GAS market unit, managed by E.ON Ruhrgas, will invest approximately two-thirds of planned capital expenditure of €4.3 billion in the acquisition of shareholdings. The largest single investment is the shareholding in the gas business of MOL, a Hungarian oil and gas company. This market unit also plants to expand upstream operations in order to increase proprietary production as a share of overall procurement. €1.4 billion will be invested to expand gas transport and storage infrastructure.

Following the successful integration of the TXU distribution business and Midlands Electricity, the UK market unit will invest primarily in the upgrade of its distribution network and in generation assets. The plan includes the construction of an environmentally friendly gas-fired generating unit at Grain power station and also of wind power and biomass generating facilities. E.ON UK’s planned capital expenditure totals €2.8 billion.

The NORDIC market unit’s capital expenditure in the Scandinavian target market will total €3.7 billion. €2.2 billion alone is earmarked for the acquisition of additional shares in Sydkraft if Statkraft, a minority shareholder in Sydkraft, exercises its put option as assumed. Investments in property, plant, and equipment are aimed at boosting the efficiency of generating facilities and upgrading the distribution network.

The US MIDWEST market unit’s planned capital expenditure totals €1.2 billion. Investments include projects to implement environmental protection measures and to start construction of Trimble County 2, a modern 750 megawatt coal-fired power plant.

The investment plan contains projects that are sufficiently probable from today’s perspective. Planned capital expenditure on property, plant, and equipment and financial assets will be fully financed with cash provided by operating activities. E.ON’s strong financial situation gives the company the flexibility to carry out additional growth initiatives if they make strategic sense and create value.

E.ON’s Board of Management and Supervisory Board have decided to disclose each board member’s compensation for the 2004 financial year.

E.ON CEO Wulf Bernotat stated: “Our investment plan is fully in line with our long-term corporate strategy. We’re making targeted investments to increase our shareholdings in Central and Eastern Europe, and at the same time we’re making substantial investments to help secure the supply of energy for our customers. We’re also planning to build new, environmentally friendly power plants, to upgrade our power and gas networks, and to increase our ownership interest in natural gas production.”

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG
Date: December 17, 2004	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting